Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Ginkgo Bioworks, Inc.

Transcript from UBS Global Healthcare Conference

May 26, 2021

Dan Brennan:	Good morning. This is Dan Brennan. Welcome to Day 3 of the UBS Global Healthcare Conference. I cover tools, diagnostics, pharma services. Hopefully everyone has been having a good conference. Certainly, we appreciate all the support. Really pleased to be joined here at the 8:00 AM slot with Ginkgo Bioworks. We have Anna Marie Wagner, SVP of Corporate Development. A lot going on with Ginkgo, not just operationally, but also structurally at the company as they executed a SPAC and looking to come public vis-à-vis that SPAC the second half of the year with an Investor Day planned in the near term. So there will be a lot to talk about here with Anna Marie. Please feel free to shoot me any questions vis-à-vis the webcast link. I think there’s a question button there you can send them through. I’ll take a look and try to get to them during the presentation. But with that, first of all, I want to say Anna Marie, welcome, and thanks for participating.

Anna Marie Wagner:	Thanks for having me, Dan.

Dan Brennan:	Awesome. As we’ve been discussing and through our series of conversations recently, there’s — we’ve hosted Jason a bunch of times at different conferences and I think there’s a growing awareness of Ginkgo in synbio, but now post the SPAC meetings, you guys put a lot of information on the website, detail deck, video, things of that sort. So there’s a lot more information for investors to kind of flip through and try to get a better understanding. But maybe I still think now we’ve gone from limited information to maybe a lot of information, so maybe you can start the conversation with just spend a few minutes and just lay out for us who Ginkgo is, the business strategy and maybe the key takeaways, high points of the information that was provided.

Anna Marie Wagner:	Absolutely. Thanks, Dan. Yeah, so Ginkgo is really — we’re sort of redefining how the synthetic biology industry, if you will, is enabled. So what we are building is this horizontal platform that is really designed to be a partner to all of the enabling tools companies in the industry and an enabler of the products and the applications across a range of verticals. And just for a little bit of historical context, as we saw this industry develop over the past 20 or even 40 years, as these tools started getting developed, the application companies were really very vertically integrated. And it felt a lot like being a computer programmer in like the 1940s. You’d have to be an electrical engineer to know how to program a computer. Today, for the most part, you have to be a PhD biologist to know how to engineer a cell. And it is done very manually with 2 hands in a lab. And what Ginkgo is doing is we’re trying to make the tools of biological engineering more accessible. And accessible in a number of different ways. Accessible from the perspective of the kind of the technology and making sure that innovators are not held back just by their understanding of bioengineering, but also accessible from a financial perspective.

Because it is still unbelievably expensive to engineer biology. And so there’s just a wide set of potential products and applications that we can’t even think about engineering today because we don’t have the budgets to go through the number of iterations of designs to get to those products. And so what Ginkgo is doing is we’re building this platform to try and make that more accessible for folks.

Dan Brennan:	Interesting. So when you think about the go-public process right now, I think this was kind of expected for a while, so not surprising. Does the impact of going public do anything for your business development plans? Does it accelerate anything? Just kind of walk us through a little bit the actual process of going public and how that influences Ginkgo.

Anna Marie Wagner:	Yeah, I think there were a couple of things. One is, we weren’t going to go public before we were ready to and I think the past year in particular has really demonstrated Ginkgo’s readiness to be a public company in a couple of different ways. One is just the proof points that we were able to establish as part of our COVID-19 response efforts and the speed with which we were able to deploy our platform to an entirely new segment of problems and make a real impact there was a really powerful proof point for us to leverage. The second element was just business model maturity and reaching a point where the unit economics of the platform had really proven out in 2020, across the board. And so those 2 sort of internal factors were important catalysts for us.

And then frankly, just the strength of the public markets’ interest in Ginkgo helped push us along that journey. We were candidly originally planning to go down a regular way IPO. We got a lot of inbound SPAC interest as I think a lot of high-quality companies did at the time. And as we saw that industry start to, or that way to go public start to mature a bit, we decided we needed to do our research and get smart on that. And what we figured out was, in many ways it’s just another way to go public. But for us, it really brought a couple of really important strategic advantages for us. Not least of which was just the quality of the team that we’re partnered with helping us go through the process of becoming public so that we as the management team of Ginkgo can focus as much of our time as possible on running the company rather than going through just the process of becoming public. Adding Arie to the board in case of Soaring Eagle is hugely strategically important for us. And then we were just able to spend a lot more time with investors on that process. We were able to spend many hours with the investors who ended up coming into the PIPE and obviously with Soaring Eagle and all of their diligence teams, running a real diligence process. And for a company like Ginkgo that is building something new and is sort of defining this category, being able to spend that time we found was helpful and important and so we really appreciated that process.

Dan Brennan:	So maybe just give us — if we were looking at kind of maybe a leader in manufacturing, maybe go back to contract manufacturing bays and you can walk through the floor and see the plant and can see, wow, here’s what these guys do really well. Or there’s a lot of different — it may be scale, it may be different technology that they employ, maybe it’s processing. To give you a flavor for why someone was good. For a synthetic biology foundry company, it’s hard for many of us to conceptualize like, wow, is Ginkgo really that much better than maybe some companies that are going to come out after them or even some of the public companies that are out there today? So could you kind of give us a sense of like what is it that makes your foundry capabilities, as you articulate them, industry standard and so much bigger and better, lower cost than other alternatives that are out there?

Anna Marie Wagner:	Yeah, it’s one of my favorite questions, Dan. Because if you come visit Ginkgo, and I know you have, you’ll see — you can walk down the hallways, we have glass walls all around the Foundry — you can look at the Foundry. You can see all the machinery we’ve built. It’s not a secret. It reminds me a little bit of the old Toyota case studies where

Toyota would literally walk the Ford employees through their plants and try to teach them how they did it. But Ford couldn’t replicate that efficiency. And there is a bit of that to it. So much of what makes Ginkgo’s Foundry powerful is what you don’t see. It’s not — it’s not the fact that we have XYZ robots or things like that. It’s the workflows that we have built around them and the software that we’ve invested in for the past 12 years to allow what you can do in a traditional lab. When you go in as a scientist, you have perfect flexibility. You can do whatever you want in that day. But that flexibility comes with a real cost. And so the trick for Ginkgo is how do we maintain as much of that flexibility as possible so that we can go tackle the widest variety of problems as possible while bringing scale economics to those problems? So that is really the sort of secret of the Foundry – it’s building those automated workflows and utilizing custom software to push projects through different workloads in the Foundry efficiently. That’s what makes the Foundry really powerful.

But the second thing that you don’t see when you just look through the glass walls at the Foundry is you don’t see the Codebase. And the Codebase I think increasingly is the most powerful or one of the most powerful assets of the platform. And that’s our ability to reuse these biological tools and parts that we have optimized and reuse the data that we have sort of uncovered in doing a lot of this work, in order to design better experiments in the first place. So just as an example, and this one is highlighted in our investor deck, so folks can look at that, we’ve now engineered some fungal strains that are just really efficient protein producers. Which is important for applications where you need a lot of protein. So food, maybe personal care products, things like that. Less important for something like a therapeutic where you might get some low volume requirements and high price. But for these more mass applications, you need really efficient production strains. And so we’ve developed a really great host for producing proteins on behalf of Motif which is doing food ingredients and now we have a new company that’s launching on the platform, Kalo, which is making personal care proteins. They’ll be able to leverage that strain which shaves a lot of time off the development cycle because we’re not starting from scratch the way that Kalo would have had to start from scratch if they were just launching on their own, which is really the status quo. That’s how most companies are getting started these days.

Dan Brennan:	Interesting. And a slide in your deck, I don’t have it in front of me, but it talks about it’s not Moore’s Law, it’s some other term that you — [cross talk]. And it’s a pretty dramatic output in kind of costs. How — I guess what are the key factors that enable that? I know a lot goes into it, but we’d all like — when I first starting looking at Ginkgo, I was like, well how much does sequencing costs coming down benefit you? Assuming that was something from Illumina. And obviously, well not obviously, we know Twist, but that’s another conversation, like what is Twist doing to the publicly traded providers into the Ginkgo process that we can kind of track? But there’s a lot more to it than that. So how would you characterize your ability to do that and how critical is that for Ginkgo to be successful?

Anna Marie Wagner:	It is very important. The same way that Moore’s Law is important, I think it is going to be a very long time before we tap out on the demand for the physical steps of engineering biology. Like there’s just so much we don’t understand yet. There’s a lot of physical experimentation that’s going to be needed to inform that design step of cell programming. And so I think there continues to be a lot of demand for us to continue to bring that scale up and that cost curve down.

How do we drive that? You know, it’s a number of different factors. I’d say part of it is obviously automation. The more that we can standardize these functions, reduce the amount of work required — increasing throughput is actually a big piece of that. It’s less about manual versus automated labor. It’s much more around being able to do more experimentation, more quickly. Reducing error rates is actually a big piece of it as well.

Reducing the size of liquid that is needed so reducing the volumes of reagents that are required by leveling up the infrastructure that we have. We obviously do, as you alluded to, we benefit from the advancements in DNA synthesis costs, DNA sequencing costs, etc. But what’s important to realize is that each of those components is just a piece of the Foundry. So we are — in order to continue to drive that curve, we do make investments across everything from synthesis to sequencing to just basic liquid handling to fermentation. We have to look across that entire spectrum and drive efficiencies across the board.

Dan Brennan:	So one — I mean, we talked about this a little on the prequel just before this, but like one bit of feedback I’ve gotten as we launched on Zymergen recently from some investors was, not necessarily disbelief, but listen, the revenue ramp that you’re projecting is certainly not immaterial. In your deck you’ve already got I think it’s around $100 million or so of revenues and you’ve got that going up tenfold excluding any of the downstream benefits of royalties and equities and stuff like that, which we’ll get into. But I think there’s a view like, well, what has really synbio done today? Like what’s kind of the proof that this really works? So maybe with that as a question to you, and you can take it in any direction you want, but like how would you answer that to show that not necessarily that you can’t — using your strain, you can’t produce something more efficiently on behalf of customers, but by doing that, is it enabling the customers to sell products that are different or getting used in the marketplace today such that we can look at this kind of the customer point of view that wow, there really is going to be a big opportunity for Ginkgo in the future? So any direction you want to take that.

Anna Marie Wagner:	Yeah, absolutely. I think it’s really easy to answer the question of like what has synthetic biology done for the world. Because synbio is not a new concept. I think it’s gotten sort of weirdly boxed into this idea of sticking microbes into stainless steel tanks to make chemicals. But that’s not really what synthetic biology is. Synthetic biology is the process of leveraging biology to discover and produce stuff, just to put it in layman’s terms, right. That stuff, though, it could be a therapeutic like Genentech creating recombinant insulin in the 80s. I mean that is — I can’t think of many products that have had a bigger impact on the world than that. And that was 40 years ago. I mean synthetic biology has had an incredible impact. The question is, for Ginkgo, it’s can we enable biology to do more things? Are there application areas that are just inaccessible to us today because it’s so hard? And that’s really what Ginkgo believes. And for us, the proof points we look at are we look at who are the best bioengineers in the world today and are they wanting to use Ginkgo’s platform or are they still doing it themselves?

And for us, that’s really what the past year has demonstrated for us. We started out in industries that don’t really have a lot of biotech expertise. We started in flavors and fragrances and chemicals and then moved our way into food, agriculture, etc. But where has the real biotech or synbio innovation benefited us in 20 and 40 years? It’s therapeutics. And that was the last market for us to really tap into, but we did that in a real way over the past year. Obviously, it’s public knowledge we supported Moderna, we’ve done work with others in the nucleic acid vaccine space in COVID response. Just last week we announced a new partnership in the cell and gene therapy space with Biogen. And so seeing companies like Biogen decide that Ginkgo is bringing something that incremental to what they have built over their history with however many hundreds or thousands of PhD biologists they have, like that to us is the real proof point. Because the examples in the world, there are many across industries, and for us, it’s really about can we enable more things like that more quickly?

Dan Brennan:	Got it. Maybe if you could walk us through, in the deck again, you kind of walk through this — I don’t know if you have the TAM in there, maybe the TAM is just the entire economy. But how do you think about — you’re predicting a pretty aggressive arguably revenue outlook, but maybe you would characterize it conservative. I don’t know. But nonetheless, billion plus dollars of revenues out in I think it’s 5 years. So just walk us through how we think about the opportunity set for Ginkgo over the next I guess 3 to 5 years. And which industries are most appealing or most I guess target rich for you?

Anna Marie Wagner:	Yeah, that’s a great question. So there are basically two end markets that we look at, a few TAMs that we look at. The first is the market for the R&D work itself. And that’s not a new market. There are scientists around the country who are working in little independent labs pipetting things all day. And what we want to do is, we want them to be on our platform rather than spending their time moving clear liquids from one point to another. And so that market today is estimated to be probably in the $30 billion to $40 billion range. It’s not small. There is lot of cell engineering R&D work that is happening. And that is basically the TAM for the Foundry revenue line which is the piece that we look at because that’s the piece of our revenue that’s predictable, it’s recurring, we have a lot of inside sales in there, we’ve got good visibility because these are multiyear projects. And even with the growth that we’ve assumed in that, going from $100 million this year to $1 billion in 2025, like that’s less than 2% of the market. And depending on how fast that market is growing, it might be less than 1% of the market. It is very low penetration of a very, very large, existing market for R&D work that is happening at independent labs.

What gets us really excited is the second TAM we look at which is what are the end products getting enabled by all of that R&D work? And that’s where we look at some of these reports around like the one by McKinsey last year where they’re estimating that the market for bioengineered products will be in the kind of $2 trillion to $4 trillion range. Now that’s the TAM for all of our customers. But then that is this sort of second element of our business model, we are sharing in that value. And our customers are very happy to do that with us because they are used to a world in which the probability of success is so low that anything that they can do to increase their probability of success is totally worth it. And so they are always very happy to sort of engage in these aligned business model relationships where we are sharing in the revenue or profits of the products that are coming off the platform. And we do that in couple of ways. Royalties being one, equity stakes being another. But that’s how we’re tapping into the kind of trillions of dollars of TAM of those end products that will be enabled.

Dan Brennan:	Could you maybe just to go a little deeper into — you kind of touched on a lot of the opportunity and the business model and how you interact with customers. But I think it could be helpful to the extent among some of the customers that have been disclosed, just walk us through a little bit more in detail like one of your relationships. How it came about, specifically like what you’re doing, where you are on the development. I guess I think it would be great to tangibly get a little bit understanding of really the nuts and bolts of kind of what you’re doing for some of your customers.

Anna Marie Wagner:	Yeah, absolutely. I might give you a couple of examples because I think as you’ve learned over time, Dan, the answer to questions like these is sometimes all of the above. Because we’re very flexible. So for example, someone like Moderna last summer, their vaccine was already in clinical trials. So you can’t be messing with the drug substance at that point. Speed was everything. And so what we were really focused on with them was really just the production and manufacturing step to help enable them to try to make as many doses as possible.

Another customer might come to us completely on the other side of the spectrum. They have an idea for a product that they want and they have no idea how to make it. They’re not biologists. So somebody like Motif might be a good example here where they know that making animal free proteins is going to be a really important segment of the market. They’re looking at folks like Impossible and Beyond and that segment growing. And so they want to enable the production of these animal proteins in a fermentation manner.

And so they come to us with a spec. We want to make this protein. And then we figure out, okay, well how do we make the protein? Let’s go source the genetic code for the best proteins. Let’s test those proteins and see if they’re functioning the way they need to. And so we’re designing, soup to nuts, protein identification, pathway development, optimization, and then we hand if off to them for product formulation and testing. Which then might inform future design cycles with Ginkgo. So really, soup to nuts, we can work.

And then obviously we have many customers who fall somewhere in the middle. Take a Bayer for example. We have a joint venture with Bayer in the sort of biologics space in agriculture. That’s a very collaborative partnership where they bring a lot of expertise in agriculture into functions that are needed. We bring a lot of expertise in how to engineer a cell to express the functions they want. But it’s very, very collaborative with them, really engaging directly with our platform.

Dan Brennan:	I think you discussed in the publicly available information, but maybe you could just provide a little more color. How many customers are you working with today? And when you think about the growth outlook that you are projecting, how much of that is dependent upon just those existing customers, how much of it — obviously there’s going to be a tremendous amount of new customers signing up. But just give us a sense of kind of where we are with your customer count and how that evolves.

Anna Marie Wagner:	Yeah, so we have done what we call 73 major programs to date. A major program is one that the sort of rough cut of it is generally over about half a million dollars of expense. So it cuts out proof of concepts and things like that. But those 73 programs do not correspond to 73 unique customers. Many of our customers do run multiple programs with us. And what we’ve seen over time, which is really interesting, is there’s a huge potential for organic growth within our customers. And this is true in both customers that are just starting out on a platform and building for the first time, as well as for much larger, more established customers. In the one case, we grow with that customer. So somebody like Motif might be a good example here where they launched on the platform. As they grow, as they find success and continue to invest in R&D, that R&D will happen on Ginkgo’s platform.

A different example might be a large pharma that is starting using Ginkgo’s platform with one or two small programs and then as we demonstrate success and deliver results that are above and beyond what they have experienced they can do themselves, we are able to take on more and more work within their organization and then partner on a broader set of programs with these very large R&D budgets. So there’s significant sort of what we call inside sales growth assumed in the numbers. And every new logo that we add over time, it has the potential then to grow in future years as well. So when we’re looking out at 2025, we’re benefitting from all the logos we’ve added to date and all the logos we’re adding over the next few years.

Dan Brennan:	How does it like— you’re not going to get into specific details or anything, but in terms of revenue model with these customers on the Foundry side, could you just give us a sense for — I’m sure they’re all different, but like how does it work, you know?

Anna Marie Wagner:	Yeah, so a plain vanilla deal today would involve the customer coming to us with a spec. Our technical team will create a technical development plan around that spec. We have an internal cost model of how much do we think that’s going to cost for us to do. And then we’ll set a budget with the customer based on that. The customer sort of gets their head wrapped around the budget. But then there’s just a normal billings model where we will bill at some rate for the services that we’re providing in that R&D phase. And then importantly, we negotiate then the downstream value share component that is on top of that. So again, it could be in the form of equity, it could be in the form of a royalty, or even milestone payments. But we’re always looking to make sure that there is a success-based incentive as well in those programs.

Dan Brennan:	Got it.

Anna Marie Wagner:	But maybe to throw in even a little bit more context there, this is — you can see this in the deck, we are now at a point where we have the ability because the platform has gotten more efficient, we have the ability to fully cover the cost of programs with the Foundry revenues. Historically, we were still building the platform. We didn’t have those proof points established. We were subsidizing the work of customers on the platform historically. And so you see the amount of cost coverage on our programs has increased substantially over the past 5 years as the platform has matured, as we’ve developed those proof points. And now what’s really interesting is as the platform becomes more efficient, we’re able to pass a lot of those savings onto the customer while still maintaining really attractive unit economics at Ginkgo. Therefore, making biology more accessible to the broader market.

Dan Brennan:	And what’s kind of the magnitude of benefit? Like if you think about customers that are coming to you, how much of what you’re doing is enabling something the customers can’t do? How much of it is doing it just at a dramatically lower cost such that it become economical for them to do it? I’m sure it’s a little bit of both, but —

Anna Marie Wagner:	Yeah, it’s a bit of both. It depends a bit on the customer. Many of our customers have no biotech expertise at all, and so they definitely can’t do it. But even for our sophisticated customers, it is a bit of a mix where it’s less about we’re going to do it more cheaply at Ginkgo and therefore we’re just going to outsource it to the low cost provider. That’s not how they think about it. The way they think about it is, I’ve got a budget, I’ve got $10 million to go invest in developing this program. I want to maximize the probability of success. I can do that in-house and I can run 100 designs in-house with my $10 million from soup to nuts. Or I can go Ginkgo and I can run 10,000 designs or 100,000 designs for that same budget, right? So they’re looking at Ginkgo and they’re saying, I just get so many more shots on goal and I get to leverage Ginkgo’s Codebase, so I’m getting better shots on goal in the first place. And so even if it’s — even if an individual function is something they’re capable of doing themselves, bringing the sort of scale and bringing the information from that Codebase and the tools from that Codebase to bear, that has the potential to dramatically accelerate what they’re able to do on their own. And potentially, they therefore are then able to develop product that otherwise would have just been built on a lab bench which is all too common today.

Dan Brennan:	Got it. Maybe just a question on like — back to the cost base side, since Illumina and Twist are 2 companies that folks know you utilize, just how — like what’s your relationship with those companies? Obviously, Twist I know has been a really important supplier to you. Illumina obviously a de facto leader in sequencing. Just kind of talk a little bit about how much those products are enabling. Do you use other competitive products as well? I know you did buy I think your own synthetic DNA company or kind of manufacturing with Gen9 as well. So let’s talk a little bit about your relationships and where those go over time.

Anna Marie Wagner:	Yeah, absolutely. We have very strong relationships across the sort of enabling tool space. Obviously, Twist, we’ve known for a long time. And what I love about the Twist story is one of the things we’re able to do is we’re able to spot the bottlenecks in the industry earlier than most, just because we’re operating at a scale that’s a couple moves ahead of where the rest of the industry is. And so our need for synthetic DNA is much higher than anyone else’s. So when we sort of got to know Twist several years ago, we saw them as potentially a really interesting disruptive force in DNA synthesis. And really helped get them started, helped them have confidence in their technical roadmap, made purchase commitments to them that allowed them to invest with confidence. We’re incredibly proud of where they are today. Berkeley Lights was a similar example where we made a very large purchase commitment with Berkeley Lights very early in their lifecycle that similarly helped them mature and launch and make those investments.

So really across the tools chain, we’re very eager to kind of support and partner with these companies that will make developments that we’ll be a major beneficiary of. We will vertically integrate sometimes where it makes since, although even in DNA synthesis, you mentioned, we acquired a company called Gen9 several years ago that was a DNA synthesis company, had a slightly different kind of area of specialization versus Twist. And so we’ll use them when we have particular needs that it’s just better to handle in-house, whether it’s a highly complex sequence or a really long sequence or we just need a rapid turnout time so it’s better to just call up our in-house team and have them do something really quickly for us. But we couldn’t do so much DNA, there is more than enough to go around and we’re always looking at being kind of the next generation innovation technologies that will help take us to the next level across the whole tools chain.

Dan Brennan:	In terms of barriers to entry in synbio, like Zymergen just became public, we don’t follow Amyris which I know is really in the flavors and fragrances segment I think with one type of strain. But we don’t follow them. If we look out over the next 3 to 5 years, should we expect there will be a lot more competition in this space? It’s such a very large market, it’s presumably the lead that you have is important, but I’m just wondering how much technology machine learning could allow fast followers to catch up?

Anna Marie Wagner:	Yeah, so I hope that there’s a ton more competition in that application layer that you’re describing where the Amyrises and the Zymergens and the Motifs and all of these companies sit, we would love to see more competition there because that’s where — that’s where products are coming to market. And the more that people are able to see biology disrupting kind of these extractive old industries like that, that’s exciting for us. I think it will be hard candidly for folks to compete at the platform layer which is really where Ginkgo operates. It took us 8 years of development to reach parity with cell engineering by hand. So if you look at, you mentioned Knight’s Law earlier, if you look at our cost structure over time, it took us from being founded in 2008 until 2016/2017 before we even broke even. It just takes a massive amount of investment and know-how to get to the point where you can serve the breadth of industries that we can flexibly enough at a lower cost of driving that efficiency. So that, the platform layer, that is such a big hurdle for most to overcome. It’s not as simple as buying the right robots. It took a lot of software and automation to make that and just knowhow to make that come to life. But no, we’d love to see more competition and success stories in the program layer. That’s certainly where we think the industry is heading and we’re hoping to enable a lot of those companies.

Dan Brennan:	How much — could you just speak to the amount of investment that you have made to that point? So how much has been invested? And when you think about your cost structure going forward, where are you making the most investments to continue to drive the efficiencies that you’ve laid out?

Anna Marie Wagner:	Prior to the SPAC transaction, you know we raised a bit over $900 million. We hadn’t spent all of that, but it gives you a flavor of the sort of order of magnitude that we’re talking about in terms of just team and obviously facilities and equipment. But I think it’s really the — it’s the iterative development process of those technologies. Like how do you get a workflow to flexibly handle two different types of operations? Or how do you write software that will track an experiment through a series of operations within The Foundry across multiple sites? Like that was the stuff that I think has been really challenging and impactful for us to develop.

In terms of going forward, we will continue to make kind of those organic investments that we’ve made over the past in terms of just continuously upgrading our facilities, investing in our team, etc. But I think we’ll also be very strategic around investing in acquiring assets that we find complementary or have the potential to accelerate some of that development. Whether it’s sort of an emerging tool or foundry technology that we might disproportionately need, or just really interesting biological assets. So I think we will deploy some capital towards strategic acquisitions coming up as well.

Dan Brennan:	In terms of — like once you do get listed and are public, what kind of information should investors expect that’ll get? Like how will we track kind of the revenue growth and kind of the outlook that you’re projecting? Like what kind of details beyond The Foundry and into the royalty equity lines will you guys provide? And how do you think we’ll be able to diligence or just get a sense of if you say you’re going to be a $2 billion or $3 billion — $200 million or $300 million next year or the year after, what are the things we’ll be looking at to assess, wow, does that look low, does that look high? Just any color on line the business model transparency communication with investors?

Anna Marie Wagner:	Yeah, absolutely, Dan. Transparency is one of our most deeply rooted values. So we will do our best to be as transparent as possible. I’d say that the way we’ve approached it is we’ve wanted to provide guidance on things that we have a real ability to predict. And so those two things are Foundry revenue, and the way that I think about Foundry revenue is, it’s only a piece of our ultimate revenue stream and our ultimate business model. But it’s a really nice leading indicator. Because every dollar that comes in as Foundry revenue is typically associated with that future value share. And so as we, as the Foundry revenue grows, it is associated with a growing portfolio of downstream economics that is accumulating over time as well. But we have a really nice ability to predict the Foundry revenue because it’s our multiyear programs, we’re able to, in any year we go into again, a lot of that work is based on programs we’ve already booked in prior years. And we also have a very long kind of lead time on new bookings and new sales. So again, a lot of predictability on program growth, and similarly then on the revenue growth from those new programs. And so these are the couple of metrics that we will guide towards and predict.

What we don’t want to guide towards is what is the exact quarter that our customer is going to commercialize a product that comes off the platform? Like that’s — it doesn’t make sense for us to predict that. That would be irresponsible. So we’re not going to be providing guidance there. We’ll certainly report on that kind of information as it become public, but we’re not guiding on that. And it’s the reason why we have effectively — we look at the portfolio of downstream economics sort of separately. But it doesn’t mean it’s not real, it’s not there, it’s just a timing question. And so that’s why we look therefore, it felt more responsible to us there to look at historical numbers. Historically what have these programs been worth on that downstream component? And then how would you think about the value of that then going forward? And you can think about unit economics in that way, where you have some amount of Foundry revenue associated with the products, you have some amount of downstream value associated with the products. And again, we’ve estimated that’s $15 million in present value. And then there’s some cost to deliver it. And so that together, those are the unit economics of a program. And then it’s just a timing question of when do those cash flows begin.

Dan Brennan:	And in terms of like the way we think about on the Foundry side again, and this might be obvious, but sorry, it’s not to me. So how much — when a customer goes from kind of clinical or development phase to commercial phase, are the economics such that for you that you benefit from a volume basis? I mean you talked about these R&D revenues or the contractual revenues that you’re generating. But when the volumes go from the development phase to bang, now all of a sudden they’re producing commercial volumes, maybe they go up 10, 5, 20, 30, 50-fold, whatever the number is. Is that — like do you benefit from those increasing volumes or is that when really, no, it’s really set up on some kind of contractual basis and when that happens, you just kind of flip to getting royalties or something along those lines?

Anna Marie Wagner:	As with everything, it depends a bit. Some of our royalties scale so that the higher the sales volume, the higher our royalty rate is. For a typical equity deal though, the way we would think about valuing our equity stake, let’s say it’s a public company and we’re delivering a product, what we look for is, when is the market recognizing the potential of this product we’ve delivered? The first thing we have to do is we have to deliver the product. And then the market can see, okay, now this company has a product they can actually go sell. That’s kind of the first milestone. And then the second question is, does the market believe that the company can actually scale it up? Can manufacturing find a market for that? And that would, those two things would then absolutely impact the share price of a company we might own equity in. But we’re looking for that moment in our equity positions when the market recognizes the value that Ginkgo has provided in that relationship. Because that’s what we want to be compensated for.

Dan Brennan:	Right. And then maybe just one follow-up. So when I think about a traditional like biologic drug CMO, say for instance Catalent, they’ve got all these contracts for gene therapy. The vine for gene therapy might be 20, 30 patients in trial. When that kicks into selling 10, maybe hundreds of thousands of patients in the trial, their volume goes up dramatically. They’re just priced on volume basis, they’re going to collect so much more revenue. I guess another way of saying it, your business on The Foundry side is not set up that way, correct?

Anna Marie Wagner:	No, and in fact, I think like the Catalents of the world, the CDMO space, they will be customers of ours. Because we are not the manufacturer. We are developing the tools to produce these interesting molecules. And so who are the people that are interested in that? Well obviously, the end customers are interested in that. But the CDMOs are also very interested in that because they can then leverage those tools that we provide to them across a range of application areas that then again, they’re going to charge on a toll basis. But no, we have a very different business model and because of that, that’s why we have this kind of reach into the downstream because we are not, we’re not manufacturing. We don’t have just that toll manufacturing relationship. But we do benefit obviously as we’re in a traditional royalty model as sales scale, then we benefit from that.

Dan Brennan:	What’s the — how does profitably look for Ginkgo as we go out in the model over the next 5 years? I’m not sure how much was disclosed in the documents, but just kind of walk us through what your margin profile should look like.

Anna Marie Wagner:	Yeah, absolutely. So what we disclosed was the Foundry, the Foundry revenue portion of the business, that will look very much like a traditional CRO or a life science tools company, sort of 20% to 30% margins on just the Foundry revenues. And that Foundry revenue is burdened with the full cost of the organization. The downstream economics, it’s important to remember that’s on top of it. And so the way that I think about unit economics for a program is I think about okay, you’ve got that Foundry portion, so let’s say it costs $4 million to do a project, we might charge $5 million of Foundry revenue for that and then there’s a $15 million slug of net present value downstream economics. Now, that $15 million might actually flow in as $100 million over the course of the next 10 years, right. It’s just the net present value today is $15 million. And so then as I look at the unit economies of that, in theory, an investor or a company should be willing to trade off kind of the lower upfront payment, that $15 million, for that higher downstream payment of $100 million. And so if that NPV is $15 million today, then the way that I think about the unit economics of that program is I think about that full $20 million, so the $5 million of upfront, again, just illustrative, and the $15 million of downstream against a $4 million cost base. That’s an 80% margin effectively, right? But that $15 million, the way that we structure it is, the timing is delayed. And so what you’ll see is the model, as we just move along in time and as those royalties start stacking up or as we start liquidating some of these equity positions, you’ll start seeing the cash contribution of the business increase dramatically more than what’s shown in our projections which just shows the Foundry revenue portion. Because again, the timing is the one thing we are not guiding.

Dan Brennan:	Excellent. Well, I think we’re at the time Anna Marie. As suggested, I think when we started, I said we had 45 minutes, but I bet it won’t be hard to tell you we could keep going. It was fascinating stuff. Certainly appreciate your being here and looking forward to the genomics conference this summer hopefully in-person. And have a great rest of the conference and good luck with everything. And just as a plug, you’re having Investor Day in June, correct?

Anna Marie Wagner:	Yeah, we’ll do an Investor Day on June 24th. So there is a press release, folks can sign up on our website. And yeah, I’d love to have everyone there. We’ve got a full lineup of the team, so it’s fun to be able to introduce the rest of the team to investors.

Dan Brennan:	Awesome. Okay, well, thanks again. And have a great rest of the day.

Anna Marie Wagner:	Yeah, and feel better. I’ll try to as well. Thanks for bearing with my cold today.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo Bioworks, Inc. (“Ginkgo Bioworks”) and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo Bioworks and the markets in which it operates, and Ginkgo Bioworks’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo Bioworks, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo Bioworks’ business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo Bioworks and potential difficulties in Ginkgo Bioworks employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo Bioworks or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo Bioworks plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo Bioworks’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the Business Combination, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo Bioworks caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo Bioworks caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo Bioworks undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo Bioworks and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo Bioworks stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo Bioworks are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo Bioworks and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s shareholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.